Filed pursuant to Rule 497(a)
File No. 333-269139
Rule 482ad



Eagle Point Credit Company

QUARTERLY UPDATE – Q2 2025

August 12, 2025

Important Information



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value ("NAV"), which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, collateralized loan obligation (CLO) collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Table of Contents



Introduction to Eagle Point Credit Company (ECC)

Introduction to ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)	
IPO Date	■ October 7, 2014
Primary Investment Objective	■ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	■ $1,409.3 million[1]
Distributions	■ Monthly distribution of $0.14 per share of common stock beginning in January 2025 (distribution rate of 24.4%)[2] ■ $22.75 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC	
History	■ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital ■ Eagle Point is headquartered in Greenwich, CT and has 111 professionals[3]
Assets Under Management	■ Over $12 billion AUM across the Eagle Point platform on behalf of institutional, high net worth and retail investors[4]

See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC
ECC Highlights



CLO Equity is an Attractive Asset Class	▪ The S&P UBS Leveraged Loan Index has generated positive total returns in 30 of the past 33 full calendar years[5] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $10.8 million invested in securities issued by the Company[6]

Introduction to ECC



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	- Proactive sourcing of investment opportunities - Utilization of our methodical and rigorous investment analysis and due diligence process - Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments - Ongoing monitoring and diligence
Objective of the Process	- Outperformance relative to the CLO market - In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results

Introduction to ECC
Senior Investment Team





THOMAS MAJEWSKI
Managing Partner –
Lead Portfolio Manager

30 Years of Experience

Direct experience in the credit markets dating back to the 1990s

- Spent his entire career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)



DANIEL KO
Portfolio Manager –
CLO Equity / Debt

19 Years of Experience

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



DANIEL SPINNER
Portfolio Manager –
Defensive Income

29 Years of Experience

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank

Introduction to ECC
Cumulative Common Stock Distributions



ECC currently pays a monthly regular distribution of $0.14 per share[7]

ECC Cumulative Distributions Per Share[8]

IPO Price: $20.00

Year	Cumulative Distribution
2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
2023	$19.99
2024	$21.91
YTD 2025	$22.75

Legend: ■ Regular and Supplemental Distributions ▪ Special Distributions Declared During Year — IPO Price

Introduction to ECC
Securities Outstanding



Advisor and Senior Investment Team have approximately $10.8 million invested in ECC, ECCC, ECCX and ECC AA[6]

Common Stock		**Preferred Stock and Unsecured Notes**								
NYSE Ticker	ECC	NYSE Ticker / Series Name	ECCC	ECC AA/AB	ECC PRD	ECCF	ECCU	ECCV	ECCW	ECCX
Description	Common Stock	Description	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	ECC AA/AB Convertible Perpetual Preferred Stock	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Series F Term Preferred Stock Due 2029 ($25 Liquidation Preference)	Unsecured Notes Due 2030 ($25 Par Denomination)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[9]	$869.2mm	Principal	$54.3mm	$67.3mm	$105.5mm	$62.2mm	$115.0mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[9]	$6.88	Price per Share[9]	$23.80	$25.00	$19.66	$25.06	$24.82	$23.32	$23.57	$25.00
Distribution[2]	$0.14	Coupon	6.50%	7.00%	6.75%	8.00%	7.75%	5.375%	6.75%	6.69%
Current Distribution Rate[2]	24.4%	Yield to Maturity[9]	7.5%	7.0%	8.6%	7.9%	8.1%	7.7%	8.1%	6.9%
Payment Frequency	Monthly	Payment Frequency	Monthly	Monthly	Monthly	Monthly	Quarterly	Quarterly	Quarterly	Quarterly
Maturity Date	N/A	Maturity Date	6/30/2031	Perpetual	Perpetual	1/31/2029	6/30/2030	1/31/2029	3/31/2031	4/30/2028
Callable Date	N/A	Callable Date	Callable	2-years from Issuance	11/29/2026	1/18/2026	6/30/2027	Callable	Callable	Callable
Market Value Held by Adviser and Senior Investment Team[6]	$10.6mm	Market Value Held by Adviser and Senior Investment Team[6]	$71.4K	$27.2K	N/A	N/A	N/A	N/A	N/A	$108.0K

Introduction to ECC
Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – July 31, 2025:

- ECC generated a total return[10] of 95.68% versus 139.20% for the S&P BDC Index[11] (annualized net total return of 6.40% for ECC versus 8.39% for the S&P BDC Index)

- ECC traded at an average premium to book value of 10.6% while the BDCs comprising the S&P BDC Index[11] traded at an average discount of -4.9%



Introduction to ECC
ECC By The Numbers



24.4%

Current Distribution Rate[2]

204

Number of Resets, Refis,
Re-Pricings and Calls[13]

$0.14

Monthly Distribution[2]

21

Average Years of CLO Experience
of Senior Investment Team

95.7%

Exposure to Floating Rate
Senior Secured Loans

1,906

Number of Underlying
Loan Obligors

213

Number of
CLO Equity Securities

44

Number of
CLO Collateral Managers

3.3

Weighted Average Reinvestment
Period (years)

As of June 30, 2025.

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.



CLO Equity
Overview

CLO Equity Overview
Why Invest in CLO Equity?



Eagle Point believes **that CLO equity** provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

CLO Equity Overview
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Loan Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[3]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from this example.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview
Senior Secured Loans are the Raw Materials of CLOs



Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[4]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[5]
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors In CLOs[6]

  
  

Representative Company Capital Structure

Assets
- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	40-60%
Subordinated Bonds Generally unsecured	10-20%
Equity	30-50%

Reflects general market terms as of the date hereof; actual terms of any loan will vary

Average Recovery Rates (1973–2023)[7]



CLO Equity Overview
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the US senior secured loan market[8]

US Leveraged Loans Outstanding[8]

4% CAGR[10]

Year	Leveraged Loans Outstanding ($B)
2018	$1,150
2019	$1,198
2020	$1,204
2021	$1,351
2022	$1,416
2023	$1,399
2024	$1,418
YTD 2025	$1,494

US CLOs Outstanding[9]

CLOs Oustanding ($B) — CLO Count (#)

10% CAGR[10]

Year	CLOs Outstanding ($B)
2018	$586
2019	$673
2020	$731
2021	$883
2022	$968
2023	$1,030
2024	$1,088
YTD 2025	$1,116

US Leveraged Loans Fund Flows ($Billions)[11]

Quarter	Fund Flows ($B)
Q3 2020	($4.2)
Q4 2020	($0.6)
Q1 2021	$14.1
Q2 2021	$13.6
Q3 2021	$8.0
Q4 2021	$10.8
Q1 2022	$19.6
Q2 2022	($4.5)
Q3 2022	($15.2)
Q4 2022	($12.7)
Q1 2023	($11.0)
Q2 2023	($8.1)
Q3 2023	$0.9
Q4 2023	$0.5
Q1 2024	$4.2
Q2 2024	$7.9
Q3 2024	($2.6)
Q4 2024	$11.9
Q1 2025	$9.9
Q2 2025	($7.7)

CLO Equity Overview
The Spread in Loan Market Remains at High End of Historical Range



From 1992 through 2024, the S&P UBS Leveraged Loan Index generated positive total returns in 30 of the 33 full calendar years

S&P UBS Leveraged Loan Index Annual Total Return[12]



Annualized Return: 5.6%

Bar chart values by year:

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
2023	13.0%
2024	9.1%
2025 YTD	3.0%

CLO Equity Overview
The Spread in Loan Market Remains at High End of Historical Range





Historical Leveraged Loan Spreads[12]

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
Source: S&P UBS. As of June 30, 2025.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ▮ Annual Repayment Rate ▬ Average

Average: 30.5%

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
2024	27.9%
2025 YTD	20.9%

23.6% Cumulative Repayments (2008–2010)

Source: Pitchbook LCD. Data as of June 30, 2025.



ECC Supplemental Information

ECC Supplemental Information[1]
Quarterly Snapshot Trend



(Figures below are in millions, except for per share amounts and shares outstanding)	Q2 2025 (Unaudited)	Q1 2025 (Unaudited)	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)
Distributions Received From CLO Equity[2,3]	$74.66	$72.19	$72.95	$55.17	$62.53
Distributions Received From Other Investments[3]	13.49	12.81	10.03	13.22	9.92
Total Portfolio Cash Distributions Received[3]	$88.15	$85.00	$82.98	$68.39	$72.45
Investment Income From CLO Equity	$36.73	$39.70	$37.27	$33.69	$31.13
Investment Income From CLO Debt	1.47	2.45	3.97	5.22	5.80
Investment Income From Loan Accumulation Facilities	0.97	2.00	1.25	2.62	1.37
Investment Income From Regulatory Capital Relief Securities	1.83	1.64	1.59	1.51	1.52
Investment Income from Other Assets	7.32	6.56	5.46	4.09	2.46
Total Gross Income	$48.32	$52.35	$49.54	$47.13	$42.28
Cash Flow Treated as Return of Capital	$33.60	$37.71	$36.39	$25.72	$28.46
Operational and Administrative Expense[4]	$2.29	$1.01	$2.10	$1.20	$1.17
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$71.75	$67.08	$72.02	$54.94	$61.47
Called CLO Equity Distributions[3]	2.91	5.11	0.93	0.23	1.06
Distributions Received From CLO Equity[2,3]	$74.66	$72.19	$72.95	$55.17	$62.53
Distributions Received From CLO Debt[3]	1.66	3.40	5.03	5.43	5.35
Distributions Received From Loan Accumulation Facilities[3]	2.55	1.29	0.12	3.74	0.75
Distributions Received From Regulatory Capital Relief Securities[3]	1.88	1.59	1.90	1.52	1.54
Distributions Received From Non CLO Assets[3]	7.40	6.53	2.98	2.53	2.28
Total Portfolio Cash Distributions Received[3]	$88.15	$85.00	$82.98	$68.39	$72.45
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.72	$0.73	$0.75	$0.66	$0.80
GAAP NII and Realized Gain/(Loss) per Common Share[6]	$0.16	$0.33	$0.12	$0.23	$0.16
Weighted Avg of Common Shares for the period	122,836,051	116,442,311	110,213,981	102,954,201	91,075,195
Common Shares Outstanding at end of period	126,331,691	120,183,480	111,835,004	105,932,755	97,780,562

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Income Statement and Balance Sheet Highlights



	Q2 2025 (Unaudited)	Q1 2025 (Unaudited)	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)
GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.23	$0.28	$0.27	$0.29	$0.28
GAAP Realized Gain/(Loss) from Investments[2]	(0.07)	0.05	(0.12)	(0.06)	(0.12)
Total GAAP NII and Realized Gain/(Loss) from Investments before Non-Recurring Expenses[2]	$0.16	$0.33	$0.15	$0.23	$0.16
Non-Recurring Losses and Expenses[2,3]	$0.00	$0.00	($0.03)	$0.00	$0.00
Foreign Currency Contract Realized Gain/(Loss)[2,3]	(0.08)	0.00	0.00	0.00	0.00
Total GAAP NII and Realized Gain/(Loss), inclusive of Non-Recurring Expenses and Foreign Currency Contract Realized Gain/(Loss)[2]	$0.08	$0.33	$0.12	$0.23	$0.16
GAAP Temporary Equity Distributions Paid and Amortization[2,7]	($0.03)	($0.03)	($0.01)	($0.03)	$0.00
Total Portfolio Cash Distributions Received[2,4]	$0.72	$0.73	$0.75	$0.66	$0.80
Less Cash Received on CLOs called[2]	(0.03)	(0.04)	(0.01)	(0.00)	(0.01)
Recurring Portfolio Cash Distributions Received[2,5]	$0.69	$0.69	$0.74	$0.66	$0.79
Common Share Distributions Paid[8]	($0.42)	($0.42)	($0.48)	($0.48)	($0.48)
Total Company Expenses and Distributions on Temporary Equity[2,6]	(0.19)	(0.19)	(0.23)	(0.18)	(0.18)
Total Common Share Distributions, Expenses and Distributions on Temporary Equity	($0.61)	($0.61)	($0.71)	($0.66)	($0.66)
Common Share Market Price (period end)	$7.66	$8.10	$8.88	$9.86	$10.05
Net Asset Value (period end)	$7.31	$7.23	$8.38	$8.44	$8.75
$ Premium / (Discount)	$0.35	$0.87	$0.50	$1.42	$1.30
% Premium / (Discount)	4.8%	12.0%	6.0%	16.8%	14.9%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$1,128.68	$1,078.51	$1,112.87	$929.83	$788.87
CLO Debt	43.55	57.68	106.24	135.18	171.65
Loan Accumulation Facilities	32.15	18.19	30.96	12.32	14.29
Regulatory Capital Relief Securities	54.42	48.87	44.30	36.51	37.15
Other Non CLO Assets	134.08	143.56	108.68	100.54	56.60
Cash and Restricted Cash	79.89	29.66	42.22	23.82	85.93
Receivables and Other Assets	45.50	78.17	60.17	44.33	56.63
Liabilities					
Notes	(274.42)	(273.84)	(271.96)	(162.49)	(159.88)
Term Preferred Stock	(112.77)	(112.46)	(111.75)	(109.50)	(100.99)
Payables and Other Liabilities	(19.96)	(50.90)	(59.89)	(30.01)	(47.88)
Temporary Equity					
Preferred Stock	(187.18)	(148.43)	(124.97)	(86.98)	(47.24)
Net Assets of Common Shares	$923.94	$869.01	$936.87	$893.55	$855.13
Weighted Avg of Common Shares for the period	122,836,051	116,442,311	110,213,981	102,954,201	91,075,195
Common Shares Outstanding at end of period	126,331,691	120,183,480	111,835,004	105,932,755	97,780,562

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Distribution and Expense Coverage





ECC Portfolio Recurring Cash Flows[2]

Recurring Portfolio Cash Distributions Received[3]

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Total	$0.79	$0.66	$0.74	$0.69	$0.69
Cash Received in Excess	$0.13		$0.03	$0.08	$0.08
Total Company Expenses	$0.18	$0.18	$0.23	$0.19	$0.19
Common Share Distributions	$0.48	$0.48	$0.48	$0.42	$0.42

- ■ Cash Received in Excess of Common Share Distributions and Total Company Expenses
- ■ Total Company Expenses and Distributions on Temporary Equity [4]
- ■ Common Share Regular and Supplemental Distributions Paid [5]

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

24

ECC Supplemental Information[1]
Portfolio Details – Q2 2025



CLO Equity Holdings (as of June 30, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2025	Cash Received During Q2 2025	Income Accrued During Q1 2025	Return of Capital in Q2 2025	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Alcentra Shackleton 2019-XIV	2019		1.0	1.1	$115	$256	$152	$106	168%	7.04%	4.23%	1.13%	3.30%	2,815	84
AMMC 28	2024		1.1	4.1	$553	$930	$374	$430	249%	1.19%	5.53%	1.55%	3.47%	2,668	93
AMMC 30	2024		0.5	3.5	$95	$128	$97	$28	132%	2.70%	5.22%	1.69%	3.52%	2,714	93
Anchorage Credit Funding 12	2020	RF Q4-24	0.0	0.3	$172	$171	$197	$0	86%	23.69%	1.30%	0.35%	4.15%	2,642	66
Anchorage Credit Funding 13	2021		0.0	1.1	$27	$36	$29	$8	124%	23.00%	2.12%	0.00%	4.20%	2,759	68
Apollo RR 23	2022	RS Q2-25	2.0	5.0	$60	$153	$92	$65	166%	4.19%	3.54%	1.77%	3.08%	2,837	72
Apollo RR 25	2023		0.7	3.8	$236	$480	$294	$195	163%	4.07%	4.27%	1.55%	3.10%	2,873	71
Ares XXXIV	2015	RF Q1-24	0.0	0.0	$70	$593	$205	$392	289%	5.68%	2.06%	1.32%	3.23%	2,927	78
Ares XXXIX	2016		1.0	4.1	$139	$267	$163	$107	164%	5.65%	4.71%	1.42%	3.26%	2,854	78
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	0.8	$277	$96	$376	$402	26%	6.72%	4.17%	1.33%	3.26%	2,893	80
Ares XLIII	2017	RS Q2-21 / RS Q4-24	1.5	4.5	$452	$848	$532	$338	159%	4.67%	5.72%	1.36%	3.26%	2,854	80
Ares XLIV	2017		0.0	0.8	$112	$347	$161	$187	216%	6.49%	3.13%	1.35%	3.27%	2,862	81
Ares LI	2019	RS Q3-21 / RS Q4-24	1.3	4.4	$342	$827	$392	$93	211%	5.29%	5.80%	1.37%	3.23%	2,862	80
Ares LXI	2021	RS Q1-24	0.8	3.8	$80	$158	$97	$64	164%	7.39%	3.52%	1.54%	3.32%	2,950	80
Ares LVIII	2020	RS Q1-22 / RS Q1-25	1.8	4.8	$140	$0	$123	$0	0%	5.23%	6.38%	1.25%	3.25%	2,846	80
Ares LXIII	2022		0.0	1.8	$126	$264	$148	$118	178%	7.01%	4.32%	1.33%	3.30%	2,911	80
Ares LXIV	2022	RS Q3-24	1.1	4.3	$463	$774	$514	$268	151%	4.97%	5.44%	1.36%	3.27%	2,849	79
Ares LXVI	2022		0.1	3.2	$210	$488	$250	$247	195%	5.98%	3.78%	1.70%	3.32%	2,899	79
Ares LXIX	2024		0.7	3.8	$375	$345	$457	$22	75%	6.38%	4.05%	1.51%	3.39%	2,949	79
Ares LXXII	2024		1.0	4.0	$945	$1,496	$1,099	$227	136%	6.20%	4.62%	1.39%	3.35%	2,893	77
Ares LXXVI[2]	2024		1.9	4.9	$106	$0	$0	$0	NM	0.88%	5.35%	1.41%	3.26%	N/A	N/A
Ares Loan Funding IV	2023		0.3	3.3	$42	$91	$54	$39	170%	6.93%	4.34%	1.76%	3.37%	2,942	78
Ares Loan Funding V	2024		1.0	4.1	$146	$83	$24	$46	342%	5.41%	4.75%	1.51%	3.40%	2,926	78
Aurium CLO XIII[2]	2025		1.2	4.3	$160	$0	$6	$0	0%	0.89%	5.00%	1.23%	3.99%	N/A	N/A
Avoca CLO XXXI	2024		0.7	3.8	$105	$232	$43	$158	538%	2.99%	4.65%	1.26%	3.70%	2,929	66
Bain 2021-1	2021	RF Q1-25	0.1	0.8	$64	$193	$111	$75	174%	4.14%	1.55%	0.94%	3.22%	2,737	98
Bain 2021-7	2021	RF Q1-25	0.6	1.6	$124	$150	$154	$0	97%	3.71%	1.44%	0.99%	3.23%	2,778	95
Bardin Hill 2021-2	2021		0.0	1.3	$180	$216	$223	$8	97%	8.43%	4.89%	1.51%	3.58%	2,765	82
Barings 2018-1	2018		0.0	0.0	$0	$307	$0	$307	NM	7.84%	1.82%	1.21%	3.22%	3,058	66
Barings 2019-I	2019		0.0	0.8	$109	$368	$171	$199	215%	5.05%	3.64%	1.39%	3.18%	2,696	102
Barings 2019-II	2019	RS Q2-21 / RS Q4-24	1.4	4.4	$231	$853	$256	$592	334%	4.70%	5.18%	1.35%	3.15%	2,636	102
Barings 2020-I	2020	RS Q3-21 / RS Q4-24	1.5	4.5	$203	$203	$212	$1	96%	4.20%	5.32%	1.27%	3.23%	2,643	94
Barings 2021-I	2021		0.0	0.8	$372	$786	$434	$345	181%	8.26%	3.81%	1.28%	3.31%	2,788	92
Barings 2021-II	2021		0.0	1.0	$130	$360	$172	$190	210%	5.80%	3.78%	1.28%	3.24%	2,778	93
Barings 2021-III	2021		1.0	1.6	$2	$72	$11	$63	644%	6.27%	2.84%	1.41%	3.24%	2,745	94
Barings 2022-I	2022		0.0	1.8	$97	$292	$153	$135	190%	6.45%	2.92%	1.25%	3.30%	2,802	92
Barings 2022-II	2022	RS Q3-24	1.0	4.0	$272	$345	$284	$64	121%	4.01%	4.31%	1.38%	3.20%	2,714	90
Barings 2024-II	2024		1.0	4.0	$255	$324	$269	$62	120%	1.94%	5.35%	1.44%	3.33%	2,698	89
Benefit Street Partners CLO XII	2024		1.1	4.3	$352	$510	$377	$136	135%	3.98%	5.12%	1.37%	3.23%	2,769	80
Blackrock European CLO XV DAC[2]	2025		1.6	4.6	$80	$0	$84	$0	0%	2.59%	3.92%	1.29%	3.81%	2,797	63
Blackstone Basswood Park	2021		0.0	0.8	$510	$1,065	$639	$470	167%	6.66%	4.08%	1.26%	3.30%	2,875	82
Blackstone Bear Mountain Park	2022	RS Q2-24	1.0	4.0	$670	$845	$717	$138	118%	4.90%	5.27%	1.41%	3.28%	2,813	82
Blackstone Belmont Park	2024		0.8	3.8	$315	$401	$363	$46	110%	3.78%	5.45%	1.51%	3.26%	2,715	80
Blackstone Bethpage Park	2021		0.0	1.3	$139	$493	$230	$277	214%	6.30%	3.66%	1.39%	3.27%	2,853	83
Blackstone Clonkeen Park	2024		0.7	3.7	$1,131	$3,641	$929	$1,184	392%	3.44%	4.89%	1.30%	3.73%	N/A	61
Blackstone Clover 2019-1	2019	RF Q1-25	0.4	1.8	$172	$218	$177	$38	123%	5.00%	5.19%	1.00%	3.20%	2,794	85
Blackstone Danby Park	2022		1.3	4.3	$133	$308	$159	$0	193%	5.26%	4.62%	1.36%	3.26%	2,831	79
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$0	$124	$6	$124	2082%	7.24%	3.85%	1.18%	3.29%	3,090	53
Blackstone Kings Park	2021		0.0	1.6	$113	$226	$149	$84	152%	7.21%	3.19%	1.39%	3.31%	2,874	78
Blackstone Lake George Park[2]	2025		1.8	4.8	$802	$0	$0	$0	NM	0.90%	5.61%	1.13%	3.30%	2,745	66
Blackstone Lodi Park	2024		1.1	4.1	$199	$396	$220	$179	180%	1.72%	4.37%	1.42%	3.22%	2,642	80
Blackstone Meacham Park	2024		1.2	4.3	$108	$389	$84	$278	465%	2.17%	4.48%	1.37%	3.23%	2,699	77
Blackstone Thompson Park	2021	RF Q1-25	0.5	0.8	$874	$1,430	$904	$550	158%	6.05%	5.75%	0.95%	3.26%	2,836	83
Blackstone Unity-Peace Park	2022		0.0	1.8	$604	$1,404	$813	$625	173%	5.97%	3.66%	1.43%	3.25%	2,796	82
Blackstone Wehle Park	2022		0.0	1.8	$98	$168	$121	$50	139%	6.35%	4.62%	1.32%	3.28%	2,802	82
Blackstone Wellman Park	2021	RS Q3-24	1.0	4.0	$483	$776	$553	$232	140%	5.97%	4.96%	1.35%	3.24%	2,821	82
Blackstone Whetstone Park	2021		0.0	1.6	$155	$490	$251	$254	195%	6.88%	2.93%	1.39%	3.29%	2,858	80
BBAM European CLO II	2021		0.0	1.0	$69	$109	$62	$41	176%	4.75%	4.96%	1.02%	3.74%	2,975	67
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$0	$0	$0	NM	17.69%	-1.87%	N/A	3.62%	3,713	N/A
BlueMountain 2018-1	2018		0.0	0.0	$1	$53	$8	$49	621%	10.38%	0.49%	1.40%	3.32%	2,997	77
BlueMountain XXIV	2019	RS Q1-21	0.0	0.8	$137	$179	$181	$9	99%	6.88%	4.44%	1.36%	3.31%	2,791	86

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Portfolio Details – Q2 2025 (Cont.)



CLO Equity Holdings (as of June 30, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2025	Cash Received During Q2 2025	Income Accrued During Q1 2025	Return of Capital in Q2 2025	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
BlueMountain XXV	2019	RS Q2-21 / RS Q4-24	1.5	4.5	$135	$337	$163	$8	207%	7.18%	5.77%	1.36%	3.27%	2,682	90
Brigade Battalion IX	2015	RS Q2-18	0.6	0.0	$0	$498	$0	$498	NM	15.32%	-0.20%	1.36%	3.73%	3,254	57
Brigade Battalion XVIII	2020	RS Q4-21	0.0	1.3	$160	$404	$217	$195	187%	5.88%	2.37%	1.46%	3.68%	2,824	86
Brigade Battalion XIX	2021		0.0	0.8	$94	$340	$159	$186	213%	5.48%	1.98%	1.33%	3.69%	2,912	85
Brigade Battalion XXIII	2022	RS Q3-24	1.3	4.3	$244	$469	$268	$204	175%	3.41%	4.85%	1.43%	3.57%	2,676	85
Carlyle CBAM 2019-9	2019		0.8	3.8	$197	$107	$225	$0	48%	2.75%	5.61%	1.63%	3.23%	2,719	92
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.0	$0	$123	-$6	$123	NM	11.14%	2.41%	1.43%	3.16%	2,988	N/A
Carlyle GMS 2018-4	2018	RS Q3-24	1.2	4.3	$190	$267	$209	$63	128%	4.67%	5.27%	1.37%	3.25%	2,748	96
Carlyle GMS 2019-4	2020	RS Q1-22	0.0	1.8	$106	$247	$136	$117	181%	4.90%	4.13%	1.33%	3.22%	2,717	99
Carlyle GMS 2021-1	2021	RS Q4-24	1.4	4.5	$252	$431	$275	$4	156%	3.84%	5.32%	1.38%	3.23%	2,676	98
Carlyle GMS 2021-4	2021		0.0	0.8	$160	$393	$170	$231	231%	4.22%	4.59%	1.39%	3.20%	2,692	98
Carlyle GMS 2021-7	2021	RS Q1-25	1.7	4.8	$236	$225	$162	$145	139%	4.33%	5.75%	1.20%	3.23%	2,736	98
Carlyle GMS 2022-1	2022		0.0	1.8	$61	$198	$101	$106	196%	4.59%	3.74%	1.32%	3.18%	2,598	97
Carlyle GMS 2022-5[2]	2022		1.3	4.3	$181	$0	$0	$0	NM	4.20%	4.48%	1.40%	3.21%	2,736	94
Carlyle GMS 2023-3	2023		0.3	3.3	$70	$248	$97	$151	256%	4.35%	4.49%	1.77%	3.23%	2,740	94
Carlyle GMS 2024-1	2024		0.8	3.8	$175	$340	$215	$133	158%	3.39%	5.17%	1.53%	3.20%	2,731	94
Centerbridge Park Blue 2022-II	2023		1.1	4.1	$725	$1,246	$900	$357	138%	3.80%	5.51%	1.43%	3.40%	2,694	81
CIFC European Funding VI	2024		0.7	3.8	$233	$836	$192	$311	436%	1.10%	4.95%	1.30%	3.81%	2,880	65
CIFC Funding 2013-II	2013		0.0	0.0	$16	$250	$62	$173	404%	6.34%	2.01%	1.26%	3.02%	2,695	65
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$0	$247	$0	$247	NM	9.99%	2.90%	1.38%	3.12%	2,888	65
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18 / RS Q1-25	1.8	4.8	$453	$0	$35	$0	0%	6.40%	6.52%	1.19%	3.33%	2,875	80
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21 / RF Q1-25	0.7	1.6	$77	$78	$90	$0	88%	5.80%	4.14%	1.00%	3.33%	2,829	96
CIFC Funding 2019-III	2019	RS Q3-21 / RS Q4-24	1.5	4.6	$90	$109	$98	$1	111%	2.53%	5.90%	1.27%	3.20%	2,645	97
CIFC Funding 2019-IV	2019	RS Q3-21 / RS Q2-25	2.0	5.0	$220	$500	$291	$220	172%	5.04%	5.23%	1.43%	3.28%	2,793	97
CIFC Funding 2019-V	2019		0.0	1.5	$299	$668	$378	$306	177%	4.76%	5.31%	1.41%	3.25%	2,751	98
CIFC Funding 2020-I	2020	RS Q3-21	0.0	1.0	$257	$388	$293	$15	133%	6.35%	5.39%	1.42%	3.27%	2,800	97
CIFC Funding 2020-II	2020		0.0	1.3	$144	$336	$174	$167	193%	6.47%	5.19%	1.43%	3.30%	2,857	96
CIFC Funding 2020-IV	2021	RS Q4-24	1.5	4.5	$277	$455	$322	$8	141%	2.25%	5.80%	1.31%	3.22%	2,705	96
CIFC Funding 2021-III	2021		0.0	1.0	$190	$521	$276	$260	189%	5.57%	4.98%	1.40%	3.30%	2,831	96
CIFC Funding 2021-VI	2021		0.0	1.3	$147	$467	$224	$254	209%	4.70%	4.59%	1.40%	3.33%	2,815	93
CIFC Funding 2022-I	2022		0.0	1.8	$251	$493	$307	$197	161%	5.24%	5.47%	1.32%	3.26%	2,811	94
CIFC Funding 2022-VI	2022	RS Q3-24	1.3	4.3	$364	$544	$397	$7	137%	2.23%	5.51%	1.37%	3.23%	2,739	89
CIFC Funding 2023-I	2023		0.3	3.3	$244	$315	$282	$42	112%	1.80%	5.76%	1.70%	3.27%	2,705	90
CIFC Funding 2023-II	2023		0.5	3.6	$81	$139	$101	$43	137%	3.31%	5.36%	1.75%	3.40%	2,749	87
CIFC Funding 2025-II[2]	2025		1.7	4.8	$464	$0	$52	$0	0%	0.60%	5.57%	1.13%	3.22%	2,817	75
CSAM Madison Park XX	2016		1.3	4.3	$331	$482	$211	$158	228%	8.08%	4.06%	1.39%	3.40%	2,947	72
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	0.0	$15	$206	$82	$123	252%	9.43%	2.20%	1.36%	3.25%	2,906	70
CSAM Madison Park XXII	2016	RS Q4-24	1.5	4.5	$213	$167	$201	$0	83%	9.07%	4.63%	1.31%	3.38%	2,925	74
CSAM Madison Park XXXIV	2019	RS Q1-20 / RS Q3-24	1.3	4.3	$267	$384	$287	$95	134%	7.44%	5.32%	1.39%	3.37%	2,936	76
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$197	$187	$183	105%	14.24%	1.51%	1.25%	3.32%	3,025	56
CSAM Madison Park XLIV	2018	RF Q4-20 / RS Q2-24	1.0	4.0	$166	$286	$183	$99	157%	8.18%	4.14%	1.41%	3.40%	2,953	75
CSAM Madison Park XLVII	2020	RS Q1-24	0.8	3.8	$106	$190	$124	$66	154%	9.01%	4.48%	1.55%	3.39%	2,904	75
CSAM Madison Park LII	2021		0.0	1.6	$71	$185	$105	$82	177%	8.82%	2.69%	1.36%	3.38%	2,925	74
CSAM Madison Park LXII	2022		2.0	5.0	$72	$139	$79	$62	175%	9.46%	2.58%	1.85%	3.41%	2,937	73
CSAM Madison Park LXIX[2]	2024		0.9	4.1	$92	$0	$0	$0	NM	3.87%	4.54%	1.53%	3.35%	2,835	72
CVC Cordatus Loan Fund XXXIII	2024		1.0	4.0	$195	$111	$202	$0	55%	3.55%	5.08%	1.30%	3.82%	2,932	59
Eaton Vance 2015-1	2015		0.0	0.0	$0	$88	$0	$88	NM	18.26%	0.14%	1.43%	3.49%	3,318	53
Eaton Vance 2020-1	2020	RS Q3-24	1.1	4.3	$174	$282	$198	$89	143%	6.18%	4.81%	1.39%	3.20%	2,720	86
Eaton Vance 2020-2	2020	RS Q3-24	1.0	4.3	$299	$476	$337	$144	141%	6.66%	4.73%	1.38%	3.20%	2,678	84
Elmwood 3	2019		1.0	4.1	$70	$301	$128	$183	236%	4.18%	3.06%	1.39%	3.07%	2,658	88
Elmwood 17	2022		0.0	1.8	$68	$253	$136	$126	186%	4.16%	3.62%	1.32%	3.08%	2,664	90
Elmwood 21	2022		0.3	3.3	$29	$138	$62	$80	223%	3.58%	3.20%	1.65%	3.05%	2,645	88
First Eagle Lake Shore MM I	2019	RS Q2-21	0.0	0.0	-$529	$0	$16	$0	0%	16.51%	-0.60%	1.98%	5.15%	3,664	43
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$77	$0	$77	NM	14.74%	2.59%	N/A	3.50%	3,074	40
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	11.62%	-1.65%	1.31%	3.43%	2,912	46

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Portfolio Details – Q2 2025 (Cont.)



CLO Equity Holdings (as of June 30, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2025	Cash Received During Q2 2025	Income Accrued During Q1 2025	Return of Capital in Q2 2025	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.0	$0	$0	$0	$0	NM	14.35%	-0.06%	1.46%	3.33%	2,984	49
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	0.8	$0	$386	$17	$386	2217%	4.08%	2.32%	1.32%	3.10%	2,532	88
First Eagle Wind River 2017-3	2017	RS Q2-21	1.1	0.8	$0	$429	$21	$429	2068%	3.66%	1.91%	1.41%	3.08%	2,506	88
First Eagle Wind River 2018-1	2018		0.0	0.0	$0	$279	$0	$279	NM	9.89%	5.61%	1.58%	3.30%	2,897	45
First Eagle Wind River 2019-2	2019	RS Q1-22	0.0	1.5	$21	$376	$136	$254	276%	4.49%	2.44%	1.35%	3.14%	2,546	88
First Eagle Wind River 2022-2	2022	RF Q2-24	0.0	2.1	$14	$350	$75	$288	465%	4.09%	0.95%	1.31%	3.16%	2,543	84
Generate 2	2015	RS Q3-24	1.2	4.2	$29	$38	$36	$0	106%	6.66%	4.45%	1.41%	3.31%	2,790	94
Generate 3	2016		0.5	3.6	$25	$84	$51	$38	166%	5.61%	3.59%	1.83%	3.31%	2,766	96
Generate 4	2016		1.1	4.1	$239	$350	$298	$64	117%	7.58%	4.67%	1.43%	3.32%	2,832	92
Generate 9	2021	RS Q4-24	1.6	4.6	$271	$450	$318	$0	142%	6.33%	5.17%	1.35%	3.27%	2,768	95
Generate 16	2024		1.0	4.1	$378	$547	$348	$140	157%	4.06%	5.05%	1.55%	3.33%	2,691	93
Generate 17	2024		1.2	4.3	$107	$154	$69	$58	224%	3.01%	5.11%	1.41%	3.28%	2,632	93
Greywolf IV	2019		0.0	0.8	$14	$111	$45	$76	244%	6.07%	0.94%	1.49%	3.04%	2,812	71
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	15.70%	2.89%	1.39%	3.35%	3,372	46
Henley CLO XI[2]	2025		1.7	4.7	$59	$0	$2	$0	0%	0.43%	5.39%	1.20%	3.87%	2,815	61
HPS Aqueduct European 5-2020 M1 Note	2020		0.0	0.8	$594	$810	$407	$413	199%	6.48%	5.75%	1.03%	3.81%	N/A	N/A
HPS Aqueduct European 5-2020 M2 Note	2020		0.0	0.8	$307	$819	$437	$428	187%	6.48%	5.75%	1.03%	3.81%	N/A	N/A
Invesco 2022-2	2022		0.0	2.1	$301	$525	$404	$130	130%	6.17%	3.10%	1.45%	3.20%	2,755	85
Irradiant RAD 27[2]	2025		1.5	4.5	$303	$0	$293	$0	0%	1.55%	4.97%	1.33%	3.34%	2,786	80
KKR 36	2021		0.0	1.3	$40	$323	$118	$131	274%	11.69%	0.87%	1.44%	3.41%	3,090	82
KKR 37	2021	RS Q1-25	1.7	4.8	$346	$0	$249	$0	0%	8.62%	4.27%	1.17%	3.30%	2,980	83
LCM 38	2022		0.2	3.3	$130	$279	$186	$101	150%	5.80%	3.21%	1.76%	3.56%	2,921	94
Morgan Stanley Eaton Vance 2023-19	2023	RS Q2-25	2.0	5.0	$59	$317	$73	$208	436%	6.06%	4.77%	1.36%	3.15%	2,678	88
Morgan Stanley Eaton Vance 2023-20	2023		0.6	3.6	$110	$224	$133	$95	169%	6.01%	4.62%	1.74%	3.26%	2,814	83
Muzinich 1988 CLO 1	2022	RS Q4-24	1.3	4.3	$276	$280	$323	$15	87%	1.45%	5.43%	1.36%	3.18%	2,412	90
Muzinich 1988 CLO 2	2023	RS Q1-25	1.7	4.8	$255	$0	$51	$0	0%	1.05%	5.72%	1.21%	3.14%	2,393	79
Muzinich 1988 CLO 3	2023		0.3	3.3	$48	$154	$82	$78	189%	1.37%	5.51%	2.02%	3.17%	2,378	82
Muzinich 1988 CLO 4	2024		0.8	3.9	$146	$220	$181	$48	122%	0.16%	5.57%	1.65%	3.16%	2,335	80
Muzinich 1988 CLO 5	2024		1.0	4.0	$163	$423	$191	$240	221%	0.16%	5.45%	1.55%	3.27%	2,342	80
Muzinich 1988 CLO 6[2]	2025		1.8	4.8	$160	$0	$0	$0	NM	0.00%	5.86%	1.18%	3.17%	2,418	76
NY Life Flatiron 21	2021		1.3	4.3	$596	$1,203	$694	$519	173%	5.10%	4.39%	1.37%	3.12%	2,829	81
Octagon 26	2016	RS Q2-18	0.0	0.0	$0	$39	$0	$39	NM	9.15%	-1.25%	1.36%	3.40%	3,034	63
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$0	$137	$0	$137	NM	8.84%	-1.26%	1.38%	3.38%	3,002	64
Octagon 29	2016	RS Q2-24	1.0	4.1	$143	$521	$167	$362	313%	5.30%	4.50%	1.43%	3.28%	2,730	96
Octagon 37	2018		0.0	0.0	$0	$7	$0	$7	NM	40.45%	-3.02%	1.35%	5.48%	4,922	3
Octagon 44	2019	RS Q3-21	0.6	1.3	$0	$393	$6	$393	6405%	7.58%	0.82%	1.44%	3.27%	2,827	95
Octagon 45	2019		0.0	1.8	$202	$644	$295	$362	218%	7.01%	1.92%	1.34%	3.28%	2,820	95
Octagon 46	2020	RS Q3-21	0.0	1.0	$84	$347	$137	$220	253%	7.19%	1.04%	1.42%	3.27%	2,794	95
Octagon 48	2020	RS Q4-24	1.3	4.5	$244	$463	$290	$173	160%	4.25%	5.22%	1.37%	3.18%	2,703	93
Octagon 50	2020	RS Q4-21	0.0	1.5	$88	$331	$140	$199	236%	8.20%	2.08%	1.41%	3.28%	2,805	95
Octagon 51	2021	RF Q1-25	0.6	1.1	$428	$609	$391	$232	156%	6.65%	3.66%	0.99%	3.21%	2,813	91
Octagon 55	2021		0.0	1.1	$98	$333	$132	$206	252%	6.21%	4.08%	1.41%	3.33%	2,849	95
Octagon 58	2022	RS Q1-25	1.8	4.8	$434	$584	$316	$278	185%	2.25%	5.97%	1.19%	3.24%	2,671	96
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$8	$0	$0	NM	20.87%	0.30%	N/A	3.28%	3,259	41
Onex OCP 2019-17	2019		1.1	4.1	$426	$700	$520	$189	135%	2.85%	4.27%	1.40%	3.12%	2,638	89
Onex OCP 2021-22	2021	RS Q4-24	1.3	4.3	$132	$118	$150	$0	79%	2.95%	4.55%	1.35%	3.11%	2,631	90
Onex OCP 2022-24	2022		1.2	4.2	$67	$101	$81	$40	125%	2.32%	4.68%	1.38%	3.11%	2,613	90
Onex OCP 2023-26	2023	RS Q1-25	0.7	2.8	$105	$0	$53	$0	0%	2.07%	5.55%	1.08%	3.10%	2,616	90
Onex OCP 2023-30	2024		0.6	3.6	$109	$204	$141	$69	145%	1.29%	4.73%	1.76%	3.10%	2,594	92
Onex OCP 2024-36[2]	2024		1.3	4.3	$43	$0	$0	$0	NM	0.35%	4.99%	1.36%	3.16%	2,542	89
Onex OCP Euro 2019-3	2019		0.0	0.1	$38	$90	$44	$40	203%	2.76%	4.25%	0.82%	3.79%	2,791	61
Onex OCP Euro 2022-6	2023		1.1	3.1	$26	$53	$31	$19	171%	3.95%	4.58%	1.70%	3.76%	2,867	N/A
Onex OCP Euro 2024-10	2024		0.6	3.8	$193	$436	$171	$0	255%	2.40%	5.00%	1.32%	3.81%	N/A	64
ORIX Signal Peak 8	2020		1.4	4.3	$939	$1,499	$1,016	$499	148%	4.56%	4.68%	1.41%	3.24%	2,730	90
Palmer Square CLO 2021-4	2021	RS Q2-25	2.0	5.0	$50	$133	$76	$61	176%	6.88%	5.04%	1.43%	3.20%	2,791	87
Prudential Dryden 53	2018	RF Q2-25	0.5	0.0	$0	$187	$0	$187	NM	7.70%	0.15%	1.07%	3.24%	2,926	83
Prudential Dryden 64	2018		0.0	0.0	$0	$0	$0	$0	NM	8.87%	0.36%	1.23%	3.20%	2,942	81
Prudential Dryden 68	2019	RS Q3-21	0.4	1.0	$13	$441	$83	$361	533%	5.32%	1.98%	1.10%	3.13%	2,505	100

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Portfolio Details – Q2 2025 (Cont.)



CLO Equity Holdings (as of June 30, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2025	Cash Received During Q2 2025	Income Accrued During Q1 2025	Return of Capital in Q2 2025	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Prudential Dryden 76	2019	RS Q3-24	1.2	4.3	$149	$231	$177	$60	131%	4.73%	4.62%	1.37%	3.13%	2,467	99
Prudential Dryden 78	2020		0.8	3.8	$345	$555	$453	$121	122%	4.79%	3.46%	1.54%	3.11%	2,491	98
Prudential Dryden 85	2020	RS Q3-21 / RS Q2-24	1.0	4.0	$156	$322	$205	$123	157%	5.37%	4.54%	1.38%	3.14%	2,483	100
Prudential Dryden 88 Euro	2021		0.0	0.6	$15	$36	$13	$20	267%	6.88%	5.19%	0.85%	3.97%	2,899	57
Prudential Dryden 90	2021		0.0	1.6	$126	$494	$229	$358	216%	5.31%	1.87%	1.39%	3.14%	2,549	99
Prudential Dryden 94	2022	RS Q3-24	1.2	4.3	$168	$397	$228	$158	174%	4.69%	5.14%	1.36%	3.14%	2,508	98
Prudential Dryden 109	2022	RS Q1-25	1.8	4.8	$1,010	$1,584	$869	$680	182%	5.54%	5.38%	1.18%	3.15%	2,552	98
Regatta VII	2016		0.0	1.0	$22	$60	$32	$37	189%	5.04%	1.94%	1.42%	3.22%	2,788	91
Regatta XII	2019		1.3	4.3	$352	$1,549	$441	$888	351%	4.30%	4.73%	1.39%	3.22%	2,725	92
Regatta XX	2021	RS Q1-25	1.5	4.5	$277	$602	$285	$284	211%	4.28%	5.24%	1.18%	3.19%	2,718	92
Regatta XXI	2021	RS Q4-24	1.3	4.4	$190	$535	$213	$330	251%	4.23%	5.13%	1.39%	3.20%	2,725	92
Regatta XXII	2022	RF Q4-24	0.3	2.1	$100	$143	$108	$36	133%	3.20%	5.21%	1.25%	3.19%	2,679	91
Regatta XXIV	2021	RS Q4-24	1.6	4.6	$138	$632	$169	$294	373%	4.60%	4.74%	1.32%	3.19%	2,740	93
Regatta XVII	2020		1.3	4.3	$327	$844	$386	$466	219%	3.56%	4.27%	1.38%	3.22%	2,680	92
Rockford Tower 2019-1	2019		0.0	0.7	$45	$348	$115	$251	304%	8.20%	3.04%	1.38%	3.40%	2,820	87
Rockford Tower 2021-3	2021	RS Q4-24	1.5	4.5	$394	$1,228	$567	$396	217%	5.97%	4.60%	1.42%	3.29%	2,745	87
Rockford Tower 2022-3	2023	RS Q3-24	1.1	4.1	$121	$150	$117	$23	128%	5.45%	4.32%	1.44%	3.35%	2,813	84
Rockford Tower 2023-1	2023		0.3	2.3	$126	$197	$161	$52	122%	3.69%	5.36%	1.90%	3.35%	2,720	82
Rockford Tower 2024-2	2024		1.3	4.3	$376	$606	$183	$332	331%	1.86%	5.10%	1.42%	3.47%	2,776	78
Sculptor European CLO XII[2]	2025		2.0	4.5	$242	$0	$217	$0	0%	1.74%	5.19%	1.30%	3.85%	N/A	N/A
Steele Creek 2018-1	2018		0.0	0.0	$0	$60	$0	$60	NM	11.71%	0.39%	1.27%	3.36%	3,001	51
Steele Creek 2019-1	2019	RF Q3-21 / RF Q1-25	0.2	0.0	$0	$73	$0	$73	NM	10.02%	2.80%	1.24%	3.29%	2,670	66
Zais 3	2015	RS Q2-18	0.0	0.0	$0	$41	$0	$0	NM	17.47%	-3.59%	1.47%	3.86%	3,510	50
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	58.86%	-13.74%	N/A	4.24%	5,202	10
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$12	$0	$0	NM	33.48%	-2.38%	N/A	4.20%	3,985	22
Zais 7	2017		0.0	0.0	$0	$0	$0	$0	NM	24.16%	-6.43%	N/A	4.14%	3,911	37
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Bristol Park	2016	RF Q1-20 / Called Q1-25	0.0	0.0	$0	$2,072	$0	$2,072	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2018-1	2018	Called Q1-24	0.0	0.0	$0	$0	$0	$30	NM	N/A	N/A	N/A	N/A	N/A	N/A
CIFC Funding 2015-III	2015	RS Q1-18 / Called Q1-25	0.0	0.0	$0	$741	$0	$769	NM	N/A	N/A	N/A	N/A	N/A	N/A
Cutwater 2015-I	2015	RS Q4-18 / Called Q3-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon VIII	2015	RS Q3-18 / Called Q4-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon X	2017	Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XI	2018	Called Q3-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XII	2018	RF Q3-20 / Called Q4-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
NY Life Flatiron 17	2017	Called Q3-24	0.0	0.0	$0	$56	$0	$56	NM	N/A	N/A	N/A	N/A	N/A	N/A
OFSI BSL VIII	2017	RF Q1-21 / Called Q4-24	0.0	0.0	$0	$47	$0	$47	NM	N/A	N/A	N/A	N/A	N/A	N/A
Zais 9	2018	RP Q3-20 / Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			0.9	3.3	$36,697	$74,059	$39,402	$33,281		4.86%	4.63%	1.36%	3.33%	2,596	85
Positions no longer held as of June 30, 2025					$33	$602	$293	$320							
Total including positions no longer held as of June 30, 2025					$36,730	$74,661	$39,696	$33,601							

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information
Portfolio Investments and Underlying Portfolio Characteristics



As of June 30, 2025, ECC's portfolio was invested across 238 CLO investments

Summary of ECC's Portfolio of Investments[4]



- CLO Equity 77%
- Cash 5%
- Other 2%
- Collateralized Fund Obligations 2%
- Consumer ABS 5%
- Regulatory Capital Relief 4%
- Loan Accumulation Facilities 2%
- CLO Debt 3%

Summary of Underlying Portfolio Characteristics[5]

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Number of Unique Underlying Loan Obligors	1,906	1,931	1,895	1,792	1,780
Largest Exposure to an Individual Obligor	0.58%	0.59%	0.54%	0.58%	0.64%
Average Individual Loan Obligor Exposure	0.05%	0.05%	0.05%	0.06%	0.06%
Top 10 Loan Obligors Exposure	4.81%	4.75%	4.77%	5.11%	5.02%
Currency: USD Exposure	91.31%	90.19%	92.19%	99.47%	99.42%
Aggregate Indirect Exposure to Senior Secured Loans[6]	95.71%	95.66%	95.86%	96.24%	95.66%
Weighted Average Junior Overcollateralization (OC) Cushion	4.63%	4.61%	4.51%	4.31%	4.20%
Weighted Average Market Value of Loan Collateral	97.37%	96.66%	97.72%	97.09%	96.83%
Weighted Average Stated Loan Spread	3.33%	3.36%	3.49%	3.54%	3.63%
Weighted Average Loan Rating[7]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.7 years	4.7 years	4.7 years	4.6 years	4.6 years
Weighted Average Remaining CLO Reinvestment Period	3.3 years	3.5 years	3.4 years	3.0 years	2.7 years

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information
Obligor and Industry Exposures



As of June 30, 2025, ECC has exposure to 1,906 unique underlying borrowers across a range of industries

Top 10 Underlying Obligors[5]

Obligor	% Total
Calpine Construction	0.6%
Ineos	0.5%
Asurion	0.5%
Virgin Media	0.5%
Cotiviti	0.5%
Tibco Software	0.5%
Transdigm	0.5%
Power Solutions	0.5%
Mcafee	0.4%
Belron Finance	0.4%
Total	4.8%

Top 10 Industries of Underlying Obligors[5,8]

Industry	% Total
Technology: Software & Services	11.8%
Health Care Providers & Services	5.3%
Hotels, Restaurants & Leisure	5.0%
Diversified Financial Services	4.8%
Professional Services	4.7%
Media	4.5%
Commercial Services & Supplies	4.2%
Insurance	3.7%
Chemicals	3.5%
Diversified Telecommunication Services	2.9%
Total	50.4%

Amounts shown are rounded, and therefore totals may not foot.
See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



Maturity Distribution of Underlying Obligors as of June 30, 2025[5]

Prior to 2027, only 1.6% of ECC's underlying loan portfolios mature

% of Fund Exposure

Underlying Loan Maturity

2025	2026	2027	2028	2029	2030	2031	2032+
0.2%	1.4%	5.1%	25.7%	15.3%	13.0%	28.5%	10.9%

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



Selected
Market Data

Selected Market Data
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD. As of March 31, 2025.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data
Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Revenue Growth % (YoY)

Quarter	Value
3Q12	9.9%
4Q12	8.9%
1Q13	10.5%
2Q13	9.3%
3Q13	11.0%
4Q13	13.5%
1Q14	16.3%
2Q14	12.4%
3Q14	12.5%
4Q14	13.6%
1Q15	10.3%
2Q15	6.3%
3Q15	3.9%
4Q15	5.4%
1Q16	4.8%
2Q16	7.2%
3Q16	8.5%
4Q16	6.2%
1Q17	8.7%
2Q17	10.0%
3Q17	9.4%
4Q17	9.6%
1Q18	11.8%
2Q18	13.6%
3Q18	11.0%
4Q18	9.3%
1Q19	6.1%
2Q19	4.5%
3Q19	5.7%
4Q19	4.2%
1Q20	0.9%
2Q20	(13.1%)
3Q20	(2.6%)
4Q20	2.7%
1Q21	12.5%
2Q21	27.2%
3Q21	18.0%
4Q21	16.7%
1Q22	18.2%
2Q22	15.4%
3Q22	15.1%
4Q22	11.7%
1Q23	6.9%
2Q23	4.3%
3Q23	2.4%
4Q23	3.0%
1Q24	3.9%
2Q24	2.2%
3Q24	4.1%
4Q24	4.3%
1Q25	3.0%

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

EBITDA Growth % (YoY)

Quarter	Value
3Q12	9.3%
4Q12	8.3%
1Q13	6.8%
2Q13	6.1%
3Q13	6.8%
4Q13	8.8%
1Q14	7.1%
2Q14	8.8%
3Q14	9.5%
4Q14	10.2%
1Q15	5.8%
2Q15	7.1%
3Q15	6.2%
4Q15	7.0%
1Q16	7.1%
2Q16	5.8%
3Q16	4.3%
4Q16	5.2%
1Q17	(1.3%)
2Q17	4.7%
3Q17	5.8%
4Q17	4.7%
1Q18	9.3%
2Q18	12.1%
3Q18	13.3%
4Q18	9.5%
1Q19	2.7%
2Q19	1.7%
3Q19	2.5%
4Q19	0.0%
1Q20	(9.5%)
2Q20	(22.7%)
3Q20	(1.5%)
4Q20	4.9%
1Q21	15.7%
2Q21	20.9%
3Q21	13.1%
4Q21	7.8%
1Q22	15.0%
2Q22	11.2%
3Q22	14.0%
4Q22	4.8%
1Q23	5.5%
2Q23	2.4%
3Q23	1.8%
4Q23	3.1%
1Q24	3.2%
2Q24	3.8%
3Q24	4.6%
4Q24	2.3%
1Q25	2.3%

Source: Pitchbook LCD. As of March 31, 2025.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

Annual CLO Trading Volume

($Billions)

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7
2019	$36.1	$74.8
2020	$50.7	$133.9
2021	$61.3	$79.1
2022	$46.9	$153.5
2023	$40.5	$159.9
2024	$57.5	$144.5
2025 YTD	$29.4	$99.0

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Tranches

INSIGHT

There was over $185 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of June 30, 2025.



Appendix: Endnotes

Appendix: Endnotes
Introduction to Eagle Point Credit Company (ECC)



Company and Adviser Overview

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCF, ECCU, ECCV, ECCW and ECCX is based on securities outstanding as of June 30, 2025 and closing market prices as of July 31, 2025. Market capitalization for periods after July 31, 2025 will vary based on stock price performance. Combined market capitalization also includes the principal value of the Company's 7.00% Series AA Convertible and Perpetual Preferred Stock and 7.00% Series AB Convertible and Perpetual Preferred Stock, which are not listed on an exchange.

2. Based on ECC's closing market price of $6.88 per share on July 31, 2025 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

3. As of July 31, 2025. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.

4. As of June 30, 2025. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point Credit Management LLC and certain of its affiliates.

ECC Highlights

5. The S&P UBS Leveraged Loan Index, formerly known as Credit Suisse Leveraged Loan Index (CSLLI), tracks the investable universe of the U.S. dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA U.S. Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA U.S. Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index. See page 18.

6. Amount includes holdings of Eagle Point and its senior investment personnel as of June 30, 2025 (based on market values as of July 31, 2025).

Cumulative Common Stock Distributions

7. Based on amount and frequency of regular distributions most recently declared by the Company.

8. As of June 30, 2025. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



Securities Outstanding

9. Reflects securities outstanding as of June 30, 2025 and market prices as of July 31, 2025. Yield is shown to the stated maturity based on market prices as of July 31, 2025. If called prior to stated maturity, the yield could be adversely impacted. Series AA/AB Convertible Perpetual Preferred Stock are unlisted and price per share reflects a public offering price.

Track Record: Common Stock Total Return and Price to Book Ratio

10. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.

11. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

12. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

ECC By The Numbers

13. Since IPO date October 7, 2014 through June 30, 2025.

Appendix: Endnotes
CLO Equity Overview



Why Invest in CLO Equity?

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. Additional information relating to this analysis is available upon request.

2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLOs are Securitizations of a Portfolio of Senior Secured Loans

3. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

Appendix: Endnotes
CLO Equity Overview



Senior Secured Loans are the Raw Materials of CLOs

4. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

5. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

6. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.

7. Source: S&P Default, Transition, and Recovery: U.S. Recovery Study: Loan Recoveries Persist Below Their Trend. Published December 15, 2023. Mean Recovery Rate from 1973 – 2023.

The CLO Market is Large and Important to the Loan Market

8. Source: Pitchbook LCD. As of June 30, 2025.

9. Source: Refinitiv Leveraged Loan Monthly. As of June 30, 2025.

10. Represents Compound Annual Growth Rate (CAGR) for the periods shown.

11. Source: JP Morgan as of June 30, 2025.

The Spread in Loan Market Remains at High End of Historical Range

12. The S&P UBS Leveraged Loan Index, formerly known as CSLLI, launched January 31,1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

Appendix: Endnotes
ECC Supplemental Information



Quarterly Snapshot Trend

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2024 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.

4. Excludes interest expense, distributions on the 6.75% Series D Perpetual Preferred Stock, distributions on 7.00% Series AA/AB Convertible Perpetual Preferred Stock (collectively with the 6.75% Series D Perpetual Preferred Stock, the "temporary equity"), management fees, incentive fees, excise tax expense or refund and non-recurring upfront expenses associated with the offerings.

5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

6. Commencing Q2 2025, realized gains/losses from forward currency contracts are excluded from GAAP NII and realized gains/(losses) per share.

Appendix: Endnotes
ECC Supplemental Information



Income Statement and Balance Sheet Highlights

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2024 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030. Commencing Q2 2025, realized gains/losses from forward currency contracts are separately disclosed from GAAP realized gains/(losses) from investments.

4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

5. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

6. Includes operational and administrative expenses, interest expense, distributions on the temporary equity, as well as non-recurring expenses mentioned in note 3 above.

7. Distributions and amortization of offering costs on temporary equity was $0.01 per daily weighted average common share for Q2 2024 and is not reflected in the table.

8. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
ECC Supplemental Information



Distribution and Expense Coverage

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2024 Semiannual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 23.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

4. Includes operational and administrative expenses, interest expense and distributions on the temporary equity. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030.

5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
ECC Supplemental Information



Portfolio Details – Q2 2025

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2024 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.

2. As of June 30, 2025, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

Portfolio Investments and Underlying Portfolio Characteristics and Maturity Distribution of Underlying Obligors

4. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of June 30, 2025. Excludes restricted cash.

5. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.

6. The Company obtains exposure in underlying senior secured loans indirectly through CLOs.

7. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

Obligor and Industry Exposures

8. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.

Appendix: Endnotes
Selected Market Data



Credit Fundamentals

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of March 31, 2025, this included approximately $183 billion of outstanding loans. The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.



Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

Prosek
IR@eaglepointcredit.com
(203) 340 8510